

Fig. 1 BONANZA PROPERTY BC LOCATION MAP



Fig. 2 BONANZA PROPERTY REGIONAL LOCATION MAP



Fig. 3 BONANZA PROPERTY MAP



Fig. 4 A Photo of the western slope of Mt. Gardner on Bowen Island